LAS VEGAS RAILWAY EXPRESS, INC.
Formerly Liberty Capital Asset Management, Inc.
6650 Via Austi Parkway, Suite 170
Las Vegas, NV  89119
412-343-1561
702-479-7923 fax

US SECURITIES AND EXCHANGE COMMISSION
Mr. Amit Pande
Division of Corporate Finance
Washington, D.C. 20549·0306

May 25, 2010

Re: Liberty Capital Asset Management, Inc.
SEC Correspondence dated March 15, 2010
Form 10-K FYE 3/31/09 – Comment Letter
File No. 333-144973

Dear Mr. Pande:

Based on discussions with the Company’s current independent auditing firm and an outside consultant hired to review the accounting policies as questioned in your correspondence letter dated March 15, 2010, the Company will restate its previously audited financial statements for the year ended March 31, 2009 and amend its quarterly reports for the periods ended June 30, 2009, September 30, 2009 and December 31, 2009.  In regards to the restatement, the Company has filed Form 8K on May 17, 2010, stating that the financial statements in questioned should no longer be relied upon and will be restated and amended.  Accordingly, the Company will be restating its March 31, 2009 financial statements with the release of the Company’s audit for fiscal year ended March 31, 2010 as reported on the Company’s Form 10-K anticipated to be filed on June 29, 2010. The Company will thereafter amend its quarterly reports on Form 10Q for the periods ended June 30, 2009, September 30, 2009 and December 31, 2009.  The Company has yet to determine the extent of the impact on its financial statements, as described further in Form 8K, Item 4.02, as filed on May 17, 2010.

Form 10-K as of March 31, 2009
Financial Statements, Page 16
Note 3 -Mortgage Loans Held for Investment. Page 23

(1)           We note your response to comment 1 of our letter dated February 2, 2010. In this comment, we asked you to provide us your accounting policy to determining the carrying value of your mortgage loans held for investment. While we note the various specifics you provided in your response, we could not find your specific accounting policy for determining the carrying value of your mortgage loans held for investment. Please provide us with an updated response to this comment and revise your future filings to include this accounting policy.

Response The Company’s policy was to value its loans at their historical rate of recovery.  After reviewing previous periods of returns on the loans, the Company valued the loans at what it expected their return to be, considering their previous performance of the same category of loan in the portfolio.  We are currently evaluating the accounting policy for determining the carrying value of our mortgage loans held for investments but believe such loans should be carried at their historical cost then adjusted to their fair value in accordance with FASB ASC Topic 310.30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality”.   All disclosures relating to the Company’s accounting policy will be included in its Form 10K, anticipated to be filed on June 29, 2010 and shortly thereafter amended on Form 10Q for the periods ended June 30, 2009, September 30, 2009 and December 31, 2009.

(2)              We note the table you included in your response to comment 1 of our letter dated February 2, 2010. Please explain to us the purpose of the table, how it helps respond to our prior comment I and how the various amounts included in the column are calculated or from where they are derived. For example, we note the column titled "% of Total," but we are unclear as to how these percentages are used in the various other columns of the table.

Response The Company used the table to illustrate the value of each category of loan as a percentage of the total purchase price.  By understanding the relationship to what the Seller valued the loan as a percentage of its total purchase price; the Company ascertained a value at a category level for its cost.

The purpose of recording the loans by category was to be able to analyze the rates or return on each loan category over a period of time.  The Company started tracking the recovery rates using the “acquired principal balance” on each loan as it related to the amounts it received for the loan after restructuring and then selling the loan.  The “historical recovery rate” was then derived.

We are currently evaluating the purpose of the table provided but believe that it may not have any real bearing since we will most likely follow FASB ASC Topic 310.30.

(3)           In your response to comment 1 of our letter dated February 2, 2010, you state that your recovery rate equals the APV divided by the asset sale price, at the time the loans were purchased. However, it is still not clear to us, based on the data provided how you determined the 27.6% recovery rate. You state that you utilized samples from the available data; yet we are unclear why you do not have the APV available to you as this represents the unpaid principal balance owed on the loans when you purchased them. In addition, we are unclear as to why you do not know the asset sale price since you are the one selling the loans. When you state you "utilized samples from the available data," we are unclear as to the meaning of the statement. Please clarify how you determined the 27.6% recovery rate and consider including examples in your response.

Response   We are evaluating the 27.6% recovery rate used but believe it may not be an appropriate rate to use since we will most likely follow FASB ASC Topic 310.30.

(4)           We note your response to comments 2 and 4 of our letter dated February 2, 2010. However, we are still not clear as to how you computed the write down of $246,180 as of March 31, 2009, and what it represents. Additionally, we are not clear as to how you determined the investment write-down of $1,231,730 during the 3 month period ending September 30, 2009 and why there were no write downs during the 3 month periods ending June 30, 2009 and December 31, 2009. Please provide us an updated response providing us clarification as to how the write-downs are computed and what they precisely represent. In addition, we reiterate our request for you to provide us your accounting policy for determining your write-downs on loans held for investment and to revise future filings accordingly.

Response After each quarterly period, the Company would revalue the remaining loans according to the historical rate of recovery by category.  The difference would be the loans restructured and sold off and loans written off as uncollectable.  This amount was classified as “Write down of investment” or “Reserve Allowance” on the financial statements.

We are evaluating the various write downs recognized in the various filings but believe it will be revised since we will most likely follow FASB ASC Topic 310.30.

(5)           We note your response to comment 5 of our letter dated February 2, 2010. We reiterate our request to you to provide us with the disclosures required by SFAS 157, as of March 31, 2009 and the most recent period presented.

Response We will include the disclosures as required by SFAS 157 in such filings noted to which we will be amending.

(6)           We note your response to comment 6 of our letter dated February 2, 2010.  ASC 310-1035-47 defines Loans not held for sale as loans that a company has the intent and ability to hold for the foreseeable future or until maturity or payoff. Given that you sold 1,292 loans during the year ending March 31, 2009 and another 118 loans during the 6 months ending September 30, 2009, we are unclear as to why you believe that your loans should be classified as held for investment. Please clarify why you still believe the loans should be classified as held for investment and provide us with your source in the accounting literature that supports your presentation.

Response   The Company originally classified the loans as held for investment and reduced its portfolio for a total of 1,410 loans during an 18 month period. The reduction was a result of foreclosures, borrower bankruptcies, sale of the property by the owner and refinance of the existing mortgage. These events triggered the liquidation of the mortgage even though the mortgages were never auctioned off or put up for bid to any third party. In that respect they were held for investment but were liquidated through market conditions outside the company.  The company never organized the loans to be sold to third parties.

(7)           We note your response to comment 7 of our letter dated February 2, 2010, and it appears you did not address the following items:

•	Please tell us the nature of the consideration received on your loan sales and
•	With respect to your revenue recognition, please tell us when and how you determine a loan is sold and whether these sales are made with or without recourse.

Response   The nature of the consideration for the loan sales was cash. A loan is considered sold when the company receives the cash via a payoff of the note and when title has cleared. No loans were sold with recourse.

(8)           We note your response to comment 8 of our letter dated February 2, 2010. In this response you state that "Loans in performing status remaining in the portfolio are not considered as a loan loss unless they are no longer performing." Additionally, we understand that your nonperforming loans are written off and no allowance is thus recorded for these loans. Please clarify your accounting policy for recording an allowance for loan losses. Please clarify if you utilize the direct write-off method and if so, why you believe this is in accordance with generally accepted accounting principles. Please revise future filings to clarify your accounting policies on this matter as well.

Response.   The Company is currently evaluating its policy on loan loss and will most likely follow provisions set forth on FASB ASC 310.30 and will be disclosed as part of its filing of Form 10K.

Note 8 -Equity, page 25
Warrants. page 25

(9)           In your response to comment 9 of our letter dated February 2, 2010, you state the stock price at the date the warrants were issued was $0.0001 and the date of grant was November 1, 2008. We reviewed the listed historical prices of your stock and noted the closing price of your stock was $0.50 per share on November 3, 2008 and $0.45 per share on October 31, 2008. Furthermore, on your statement of stockholders' equity on page 19, you report the sale of 100,000 shares of stock at $0.50 per share and 415,411 shares sold at $0.48 per share during the 12 month period ending March 31, 2009. As a result it appears that the listed historical price of your stock is reasonable and should be used when computing your Black-Scholes value for the 4,853,171 warrants issued on November 1, 2008. Please explain to us why you believe it is appropriate to use a stock price of $0.0001 in your Black-Scholes valuation model or revise to restate your financial statements and disclosures.

Response   Upon further review we will restate the financial statements and revise the related disclosures, accordingly.

(10)           In your Form 10-Q as of December 31, 2009, you state that you cancelled all of your outstanding warrants including the 2,853,171 warrants issued for the loan pool purchase and the 2,000,000 warrants issued for services rendered. We did not note any disclosure explaining the substitute compensation (i.e. common stock issued or cash paid.) Please clarify the nature of the substitute compensation and your accounting treatment thereof. In addition, please revise future filings accordingly.

Response During the quarter ended March 31, 2010, the Company issued 2,000,000 shares of common stock as substitute consideration and will value the issuance accordingly in its next filing.  The 2,853,171 warrants issued in relation to the acquisition of a loan portfolio will be reaffirmed during the quarter ended March 31, 2010 and valued in its next filing as described above.

About the Company

The Company’s business strategy has been to acquire pools of non-performing loans and then re-performs those loans by restructuring the financial parameters such that the defaulted borrower can return to making payments in a timely manner again. The Company affects this by carefully analyzing the individual borrower’s payment history, defining just how much the borrower can afford to pay each month, and then restructuring the financial variables (interest rate, principal amount etc.) such that the borrower can afford the new payment.

A key component to the company’s business plan for growth was the attraction of new investment partners to provide capital such that new pools of toxic assets may be purchased.  As investor confidence began to wane during 2008, the capital markets which Liberty depended upon to supply it with new capital for acquisitions began to dry up. Hedge funds are traditional resources for capital asset firms such as Liberty, to source for investment capital to acquire new assets at a discount and then restore those assets to a more valuable status & thus a potential for profit for the company could be made.

On January 21, 2010, with shareholder approval, the Company changed its primary business by acquiring a start up company, Las Vegas Railway Express, “LVRE” which is working with Amtrak pursuant to Amtrak’s correspondence with the company towards developing operating parameters for Amtrak to haul LVRE’s “X” Train. LVRE has met with both major Class 1 railroads Union Pacific & BNSF and is pursuing agreements there to run its passenger service over their tracks. Rail car acquisition is being negotiated with Transportation Management Services and for procurement of a 17 car passenger trainset before year end.

While pursuing its new business model, the Company plans on retaining its remaining pool of loans, and at which time the market recovers will then pursue to restructure the loans.  Principal and interest payments are being paid in maintaining the loan status, and any impaired loans will be written off in the last quarter of its fiscal year ended March 31, 2010.

Due to the change in the primary business, these adjustments would have been made regardless of the inquiries made by the commission in the Company’s next filing on Form 10K, for the year ended March 31, 2010.

Respectfully,

Theresa Carlise
CFO
Las Vegas Railway Express, Inc.
Formerly Liberty Capital Asset Management, Inc.